JGL Enterprises LLC

StakeHaul

A Wisconsin LLC

http://stakehaul.io/

$750,000 MAXIMUM OFFERING

$25,000 MINIMUM OFFERING

OFFERING PRICE: $1 per Share

Common Equity Offered

$100 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Fri Aug 25 2017

OVERVIEW INFORMATION

Issuer Information
Name of issuer:
JGL Enterprises LLC
Entity Form:
LLC
Jurisdiction of Organization:
Wisconsin
Date of Organization:
2016-01-01
Physical address:
270 E Highland Ave Milwaukee Wisconsin 53202
Website address:
http://stakehaul.io/

Intermediary Information
Intermediary:
GrowthFountain Capital, LLC
CIK Number:
0001668506
SEC File Number:
007-00028
CRD Number:
283380
Funding Portal Address:
www.GrowthFountain.com
Compensation to Intermediary:
6% of the closing amount raised + pass-through and registration fees
Ownership interest by Intermediary:
None
The Security Offering
Type of security offered:
Common Equity

Voting rights:
No
Minimum target number of securities being offered:
25000
Price of security:
$1
Minimum target amount of offering:
$25,000
Oversubscription allowed:
Yes
Allocation method of oversubscription:
First Come First Serve
Maximum amount of offering:
$750,000
Deadline to reach target amount:
180 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding
This offering material, including all the exhibits attached hereto (collectively, the "Material")
describes the terms relating to an offer and sale of securities to qualified investors
consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). JGL
Enterprises LLC , a Wisconsin LLC (the "Company"), is offering up to **750,000** shares of
Common Equity (the "Shares") at an offering price of $1 per Share for a maximum
aggregate offering price of $750,000
The Company has established a minimum offering of at least **25,000** Shares for a minimum
aggregate offering price of $25,000 (the "Offering"). If the sum of the investment
commitments does not equal or exceed this minimum target amount at the Offering
deadline, no securities will be sold in the Offering, investment commitments will be
cancelled and committed funds will be returned, less any fees incurred, without accrued
interest. There can be no assurance that the minimum number of the Shares offered will be
subscribed for and therefore there is no guarantee that this Offering will be completed.
The minimum subscription by an investor is a $100 investment. Each investor interested in
participating in this Offering must register at www.GrowthFountain.com. The website
GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the
"Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC"

) as a funding portal and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary is the exclusive listing agent and funding portal for this Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities being offered in this Offering are not insured by the Federal Deposit Insurance Corporation, are not guaranteed by any bank and may lose their entire value. The securities being offered will have transfer restrictions during the one-year period beginning when the Shares are issued. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Shares.

No Investment Advice is Being Provided

This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.

Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Shares are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Shares will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances

The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/stakehaul

Multiple Closings

If the Company reaches the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company

JGL Enterprises LLC , was organized on 2016-01-01 , as a Wisconsin LLC The Company's headquarters is located 270 E Highland Ave Milwaukee Wisconsin 53202 . The Company's website is http://stakehaul.io/.

Business Overview

StakeHaul is a betting platform (currently for iOS only) that facilitates social betting between friends and keeps record of those bets. Users can upload photos and videos to track the bet progress and can include a third-party judge to determine the winner of the bet. Examples of social bets include, but are not limited to, one-on-one game of basketball, a drawing competition, or a wing eating challenge.

Business Plan
Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto.

As of 8-25-17, the StakeHaul app is currently the #1 ranked social betting app under the keyword "betting" in the Apple App Store. It has a double-digit percentage conversion rate and organic growth rate month-over-month, and over 250 five-star ratings.

StakeHaul is building a payment system into the app that exchanges funds after a monetary bet has been completed with no surcharge to the individuals involved in the bet. It will not require the loser to pay up after a winner has been determined to satisfy current federal bookmaking laws, but it will keep record of the number of times a loser backs out on paying the winner.

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The

Company has confirmed that no officer, director or 20% shareholder would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 1
Part time employees: 0

Officers
The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Jeff Lippert	2016-01-01	CEO PFO PAO Founder & CEO

20% Holders
The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Jeff Lippert	Common Stock Class A	1000000	100

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material. For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company has confirmed that there are no related party transactions. This representation covers all the proposed transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons. As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date

To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to $100 . The securities are being offered until [Sat Dec 23 2017 11:24:09], unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement

If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration
Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material or each investor is properly notified. During that period (or later if the investor is notified of a change), the Company must aggregate investor commitments that are equal to or greater than the Offering minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering; (3) the investor transfers the funds required to purchase the offered securities to the Intermediary's designated third-party FDIC insured depository (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the subscription agreement will be countersigned by the issuer; and (6) the funds would be released by the third-party depository to the issuer, less any required fees sent to the Intermediary, and the issuer would issue the securities to the investor.

Multiple Closings
If the Company reached the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

506(c) Offering

The Company reserves the right to conduct a Rule 506(c) Offering during or after the Regulation Crowdfunding Offering.

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) provided that the investor would be able to cancel the investment commitment before the 48-hour period prior to the new offering deadline, (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned. In any situation where a return of investor commitments is triggered, such funds will be returned without any accrued interest and less any fees incurred.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering, which will confirm the number of securities purchased and the amount paid. The delivery of the purchased securities and any payments or distributions relating thereto may be dependent and conditioned upon the investor providing correct and up-to-date contact and tax-related information, including without limitation, the following as requested: an up-to-date email delivery address, an up-to-date physical delivery address and an accurate social security number.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total Offering amount if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor. Participation fees that are attributable to each investor are not included in any calculation of total Offering amount.

Conditional Commitment

Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met). As a reminder, investors are required to reconfirm their investment commitment after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage
Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS
Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities
The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Common Stock	1000000	1000000	Yes

Description of Securities, Material Terms and Other Rights:

Founder's stock.

DESCRIPTION OF SECURITIES OFFERED

General Terms
The type of security being offered is non-voting shares of our common stock. This means purchasers of the Shares will have no voting rights whatsoever. Each investor is responsible for understanding the Company's governing documents and can use the communication channels on the Platform to request clarification or additional information.

Common Stock
The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the Company's charter documents as well as the terms of the Subscription Agreement. The securities in this Offering are non-voting common stock. Dividends upon the capital stock of the Company, if any, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. The Company does not anticipate issuing any dividends in the near term.

Voting Rights and Limitations
The Shares have no voting rights and will be excluded from all voting. Additionally, the Shares have no liquidation or preference rights. The rights of shareholders may be modified by a change to the Company's governing documents.

Restrictions on Transfer of Shares
Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including

(a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities

Ability of one class of security to materially limit, dilute or qualify the rights of another class:

The class of security being offered is identical to the other class of security, excepting voting rights, which it does not have. The voting stock cannot limit or qualify the non-voting stock, and the two classes dilute identically.

Ability for the rights of the securities being offered to be modified:

The terms may not be modified.

Any additional risks:

The risks to purchasers of the securities being offered in this issuance are the same as those to which principal shareholders and other holders of voting stock are exposed. These include but are not limited to dilution in the event of further stock issuances, buyout, and bankruptcy. These risks do not differ for the different classes of securities, but are shared pro rata.

Valuation of the Securities

The offering price of the securities in this Offering has been established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934 and have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their Shares, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted by law and the ability to transfer and interests in the Shares is severely limited.

Method by which the offered securities are valued:

I Used the New Startup Valuation Calculator for Reference, and I adjusted the results to represent additional risks that are inherent to the area.

The price of each Share was determined by the Company in good faith based on its own assessment of its current position and by taking a variety of quantitative and qualitative considerations into account. Quantitatively, the Company considered revenue and operating profit, both one year from now and five years from now along with an analysis of the Company's existing capital structure and available cash. The Company then assessed where publicly traded peer were being valued in the markets. After considering several different valuation metrics, including Price/Sales and Enterprise Value/EBIT, the Company discounted its valuation by its cost of capital. The, for qualitative factors, the Company considered the type of industry that it is in and applied a discount rate appropriate for such industry. Finally, the Company applied a liquidity discount which resulted in a post-money valuation which takes into consideration the money projected to be raised in order to derive the valuation contained in this Material.

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.
If I hit the minimum of our target offering, almost all of the funds will go into development for the new iOS version of StakeHaul, as well as an Android version.

However, the closer I get to the maximum amount, I will spend more on development and look to hire a team full-time. I would hire one individual to act as a right-hand man for strategic planning. As far as development, I would look at immediately building in a sports betting feature within both the Android and iOS versions. I've been informed that the total cost for just this feature would be between $70,000-$100,000 plus continuous ongoing costs.

In terms of marketing, I would make it a huge priority to get my app promoted on popular websites and increase my influencer marketing strategies. I hired a firm for marketing for this campaign. I may continue to use this vendor in lieu of hiring someone full-time for marketing and public relations.

My data and hosting fees will continue to grow as I acquire more users.

I will look to travel to more tech conferences to get the StakeHaul brand out to a national audience.

Finally, I will look to partner with lobbying firms like the American Gaming Association and the American Sports Betting Coalition, as well as set reserves for legal expenses for future international patents. I already started the patent process for the U.S., U.K., and Canada. The following table reflects our anticipated estimated use of proceeds:

Category	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Total Proceeds	$25,000		$750,000	
Commissions and Broker Expenses	$1,500	12.00%	$45,000	6.00%
Misc. Offering Costs (Legal)	$0	0.00%	$0	0.00%
Misc. Offering Costs (Marketing)	$1,250	10.00%	$2,500	0.33%
Misc. Offering Costs (Accounting)	$1,900	7.60%	$1,900	0.25%
Misc. Offering Costs (Perks)	$1,000	4.00%	$10,000	1.33%
Less: Offering Expenses	$4,750	33.60%	$59,400	7.92%
Salaries, Benefits and Wages	$0	0.00%	$150,000	20.00%

Product Research & Development	$18,450	159.20%	$300,000	40.00%
Marketing	$0	0.00%	$77,600	10.35%
Operations (Data, Hosting, Fees, Security)	$1,800	7.20%	$55,000	7.33%
Travel, Conferences and Events	$0	0.00%	$8,000	1.07%
Legal & Lobbying	$0	0.00%	$100,000	13.33%
Total Use of Net Proceeds	$20,250	166.40%	$690,600	92.08%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History

Because the issuer has limited operating history, the following provides information on the issuer's financial milestones and operational, liquidity and other challenges.

	Most Recent Fiscal Year End	**Prior Fiscal Year End**
Total Assets	$117,377	$5,923
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0

Results of Operations

The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

For at least the next twelve months, our company will be constrained financially due to the current federal legislation that restricts sports betting for all of the U.S. besides Nevada. If we are able to raise $50,000, we will be able to develop the next version of StakeHaul for the iPhone, as well as develop an Android version. However, to achieve true market traction nationally over the next twelve months, we project we will need to raise a minimum of $100,000 to offset marketing and salary costs. We would all investments from this crowdfunding drive immediately. One good thing is that we currently carry no debt at all, so we do not need to pay off any outside loans.

Material Indebtedness
The Company has indicated that it has no outstanding material indebtedness.

Previous Issuer Offerings
The Company has indicated that it has not conducted any prior exempt offerings in the past three years.

Financial Statements
The issuer's financial statements are attached as Exhibit B.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information
There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or,

in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder

Purchasers of a minority ownership have risks relating to limited control, limited information and limited rights. Minority owners have no control over the marketability and value of their purchased securities and they may be required to hold onto their minority ownership position for an indefinite period. Additionally, minority owners must address the following risks:

Minority owners have no right to participate in any management decisions of the Company or the day-to-day operations. There is the risk that the majority owners make decisions or take actions that a minority owner thinks is bad for the Company. A minority owner has limited ability to influence the governance and operations of a Company.

Minority owners have limited rights to information beyond those filings that are required by law to be made available. There is the risk that minority owners may be denied immediate information about the Company's performance or corporate affairs.

Minority owners have limited rights, if any, to demand current distributions from an operating business. Majority owners likely have the right and power to avoid making any distributions of profits at their discretion. There is also the risk that the management of the Company pursues a spending plan that causes the Company not to generate any profits to be distributed.

Minority owners have limited rights, if any, to have their interest bought out. There is the risk that a minority owner will want to sell their interest and they will have no right to force the Company to buy them out. There will also be liquidity risk if there is no secondary market for the Company's securities.

Minority owners have limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Minority owners may have interests that are different than shareholder-officers or shareholders that are part of the management team of the Company. There is the risk that minority owners perceive a conflict of interest if, for example, the managers that are shareholders receive a significant raise. Additionally, there is the risk that a minority owner will want to remove a manager or board member but have no independent power to do so.

Risks Regarding Corporate Actions
The Company may take certain corporate actions that could impact investors that purchase the Shares.
Regarding the additional issuances of securities, there is the risk that an investor has their ownership percentage diluted if, for example, the Company decides to raise additional amounts in the future. There is also the risk that an investor is excluded from the opportunity to participate in future fund-raising so that they are unable to maintain their ownership percentage.
Regarding the authorization of new securities with different rights, there is the risk that a future investor is able to obtain rights that are superior to the rights afforded to the purchasers of the security available in this offering.
To the extent that there is ever an offer to repurchase the Shares by the Company, there is the risk that investors may feel pressured to sell their Shares to the Company without fully participating in or capturing the potential increase in value of such Shares.
Regarding a sale of the Company or of assets of the Company, there is the risk that any such transaction fails to maximize the value of the Company's securities. The investor will be required to rely on the business judgement of the management team and the Board of Directors of the Company so there can be no guarantee that the investor will receive the full market value of their Shares
Regarding transactions with related parties, there is the risk that the Company is placed in a position that creates the possibility of a conflict of interest. The Company may choose to participate in transactions with affiliates and related persons, with limited disclosure required to investors.

Risks from an Investment in Securities
This Offering is being made on a conditional basis with no minimum number of Shares guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.
The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with an intention to resell or distribute. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. There is currently no public market for the Company's securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Risks from Relying on an Exemption from Registration

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

There is a limited market for the Company's product or services.

Although we have identified what we believe to be a need in the market for our products and services, there can be no assurance that demand for our product will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our products and services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed products or services. If we are unable to commercialize and market such products or services when planned, we may not achieve any market acceptance or generate revenue.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in the industries we serve.

Our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. On some occasions, this pricing pressure may result in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our services, reliable and timely delivery of our services, and superior follow-up after sales are completed. If our customers are not satisfied, our reputation and customer loyalty could be negatively affected.

FINANCIAL RISK FACTORS

The amount of capital the Company is attempting to raise in the Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in this offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

Our company may need additional funding in the future, which may not be available.

The Company's operations may require additional capital sooner than currently anticipated. If the Company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future development; limit our company's ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated. The Company does not know whether additional financing will be available when needed or on terms favorable to it or to its shareholders. The Company may raise necessary funds through public or private equity offerings or debt financings, among other methods. To the extent that the Company raises additional capital by issuing equity securities, our shareholders will experience dilution. If the Company raises funds through debt financings, the Company may become subject to restrictive covenants.

Our company may be required to take on debt which could result in limitations on our business.

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The Company's future revenue goals are unpredictable and may fluctuate.

The Company has forecasted its capitalization requirements based on revenue goals, which include assumption of sports betting being legalized at a federal level in the next 18 months, and cost containment measures; any changes to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Our operating costs are unpredictable and our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs would likely negatively impact our operating income and could undermine our ability to grow our business. Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance.

The Company's ambitious future revenue goals depend largely on sports betting becoming legalized at a federal level or in a large majority of states in the U.S.

While we believe we can develop and sustain a revenue model in the interim, future revenue potential in a $150 billion market will depend on PAPSA being struck down by the U.S. Supreme Court and/or Congress creating federal legislation to legalize and regulate sports betting. If action to strike down PASPA is suspended or killed, this could put the investor at risk of losing value in their investment.

Expectation of Future Losses; Early Stage Corporation

The Company currently is not profitable. The Company anticipates that it will lose money in the foreseeable future, and the Company may not be able to achieve profitable operations. In order to achieve profitable operations, the Company needs to complete development of its sports betting feature, achieve favorable legislation in our industry, and achieve significant gains in our customer base. Also, there are risks not specified above that are inherent to the betting industry that may affect profitability. The Company cannot be certain that our business will be successful or that it will generate significant revenues and become profitable.

Absence of Dividends

The Company has never paid any dividends and does not anticipate paying dividends in the foreseeable future.

Lack of Public Market; Illiquidity

There is no public market for the Shares, and the company does not expect that such a marketwise develop in the near future. The Shares will not be registered under the Securities Act or any state securities laws and is being offered and sold in reliance upon the exemption provided under Section 4(a)(6) of the Securities Act. Securities sold pursuant to Section 4(a)(6) are subject to certain restrictions on transfer for the one-year period following the sale. Consequently, investors in the Offering may be unable to liquidate their investment immediately and should be prepared to hold the Shares for at least one year, but potentially indefinitely.

Loss of Investment

Anyone purchasing the Shares should be able to withstand the loss of his, her, or its entire investment and should understand that such a possibility exists.

OPERATIONAL RISK FACTORS

We have a limited operating history upon which you can evaluate our performance.

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base.

We plan to implement new lines of business or offer new products and service.

In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

If the Company fails to achieve certain operational goals it may incur significant losses and there can be no assurance that the Company will become a profitable business.

The Company's ability to become profitable depends upon successfully executing on operational goals, such as successful marketing efforts and generating cash flow from operations. This will largely depending on the next 12-18 months as to whether sports betting will be legalized in the U.S. There can be no assurance that this will occur. Unanticipated operational problems and executional expenses may impact whether the Company is successful. If the Company sustains losses over an extended period of time, it may be unable to continue in business and may need to make significant modifications to its stated strategies. Although the management team may have had some success in the past, they may be unable to meet future business objectives due to unanticipated operations challenges.

Incidents of hacking, identity theft, cyberterrorism or climate change may adversely impact our operations.

Our business operations may at times be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The U.S. government has issued public warnings that indicate that such business information technology might be susceptible to cyber security threats, including hacking, identity theft and acts of cyberterrorism. Additionally, our critical systems may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems, whether man made or acts of nature. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. As cyber incidents continue to evolve and as severe weather related events become more extreme, we may be required to expend additional resources to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

Certain future relationships have not been established and existing relationships are not guaranteed to endure.

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to investors could be adversely affected.

We may experience defects and system failures which would harm our business and reputation and expose us to potential liability.

We may encounter delays when developing new products and services. Alternatively, any new products and services may in the future contain undetected errors or defects when first introduced. Defects, errors or delays in development of our products or services could result in an interruption of business operations; a delay in market acceptance; additional development and remediation costs; diversion of technical and other resources; a loss of customers; negative publicity; or exposure to liability claims. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

Our advertising and marketing efforts may be costly and may not achieve desired results.

Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

No Experience or History of Earnings

The Company is wholly dependent on its ability to develop, market and sell its products for future earnings. The continued development of the Company's products involves significant risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. There can be no assurance that unanticipated problems will not occur which would result in material delays in the Company's continued product development or that its efforts will result in successful product commercialization. An investment in the Company is highly speculative, and no assurance can be given that the shareholders will realize any return on their investment or that they will not lose their entire investment.

COMPETITIVE RISK FACTORS

The Company may not be able to create and maintain a competitive advantage.

The demand for our products or services may change and we may have difficulty maintaining a competitive advantage within our market if sports betting becomes legalized. The Company's success could depend on the ability of management to respond to changing situations, standards and customer needs on a timely and cost-effective basis. In addition, any failure by the management to anticipate or respond adequately to changes in customer preferences and demand could have a material adverse effect on our financial condition, operating results and cash flow.

New competitors may enter our market in a manner that could make it difficult to differentiate our Company.

While the Company is aware of a few competitors in the market, there is the possibility that new competitors may enter and that they may be better funded. To the extent that the market becomes more crowded, this may make it more difficult for us to differentiate our value proposition or to get in front of right partners and customers. It may be difficult to compete with new entrants if there is pricing pressure or changes in market demand. The Company may also have a hard time competing against companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets.

Lack of Sales and Market Recognition

The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products. Market acceptance and recognition generally require substantial time and effort. While the Company believes its current market penetration has provided market recognition, management makes no assurances that the market will continue to be penetrated as planned, or if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over other who may enter the market. There can be no assurance that any of the Company's new or proposed products will maintain the market acceptance. The Company's failure to design, develop, test, market and introduce new and enhanced products and technologies successfully so as to achieve market acceptance could have a material adverse effect upon the Company's business, operating results and financial condition.

PERSONNEL AND THIRD PARTY RISK FACTORS

In order for the Company to compete and grow, it must attract, recruit and develop the new personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.

Although dependent on certain key personnel, the Company does not have any life insurance policies on any such individuals.

While the Company is dependent on key personnel in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to the death or disability of those individuals. Therefore, in the event that any of the Company's employees die or become disabled, the Company will not receive any insurance proceeds as compensation for such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company relies on third-parties over which the Company has little control; third party failures could negatively affect the Company's business.

While the Company intends to implement rigorous standards in selecting third party relationships and vendors, if a third-party fails to meet its obligations or provide the products or services required by the Company, the Company's operations and reputation may suffer.

We outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If our third party services were interrupted and we were not able to find alternate third-party providers, we could experience disruptions. Such interruptions could result in damage to our reputation and customer relationships and adversely affect our business. These events could materially and adversely affect our ability to retain and attract customers and have a material negative impact on our operations, business, financial results and financial condition.

The Company may not be able to adequately ensure the loyalty and confidentiality of employees and third parties.

The Company may rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Success is Highly Dependent on the Company's Current Management

The Company's success is highly dependent on Jeff Lippert, the Company's Founder & CEO. He has been the driving force behind the development of the Company's initial product. The loss of his services would have a material adverse effect on the business. Mr. Lippert has not obtained any "key man" insurance for himself.

Management Discretion as to Use of Proceeds

The Company's success will be substantially dependent upon the discretion and judgement of our management team with respect to the application and allocation of the proceeds of the Offering. Currently, Jeff Lippert, Founder & CEO, is the only member on the management team, but that is subject to change in the future.

Control by Majority Shareholders

The Company is currently 100% owned by Jeff Lippert, Founder & CEO. His control over the Company will continue even after the issuance of the Shares. Therefore, Mr. Lippert is now and will in the future be in a position to elect or change the members of the Company's board of directors (the "Board") and to control the COmpany's business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets, and the issuance and sale of the Company's shares. The Company may also be prevented from entering into transactions that could be beneficial to the other shareholders with the consent of Mr. Lippert. The interests of Mr. Lippert may differ from the interests of the COmpany's others shareholders.

The Company has no Independent Directors

The Board currently has only one member, Jeff Lippert, Founder & CEO, who currently owns 100% of the Company's shares. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. The Company also does not benefit from the advantages of having an independent director, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, having extra checks and balances to prevent fraud and produce reliable financial reports.

LEGAL AND REGULATORY RISK FACTORS

We rely on various intellectual property rights in order to operate our business and these rights may be challenged.

The Company's intellectual property rights may not be sufficiently broad and may not provide a significant competitive advantage. The steps that the Company has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. The Company's failure to maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding future intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all. This could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

There is risk associated with the Company's indemnification of affiliated parties.

Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. The indemnification obligations of the Company will be payable from the assets of the Company.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Laws and regulations affecting the gambling industry

Local, state, and federal laws and regulations relating to the sports betting and gambling industries as a whole are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt of our business plan and result in a material adverse effect on certain aspects of our planned operations. While we have not received any cease and desist letters to date from any state or federal agency, we cannot guarantee we won't receive any of these type of notices in the future. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Finally, we cannot predict with certainty if or when the Professional and Amateur Sports Protection Act ("PASPA"), the main law currently outlawing sports gambling in the U.S. besides Nevada, will be repealed.

Availability of Information

The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly-held company whose offering was issued under the Securities Act and the reporting regulations provided any the Exchange Act.

MISCELLANEOUS RISK FACTORS

Even if sports betting is legalized, there is no way to guarantee there will be full legalization for online gambling.

There may be gaming tribes and other casino interests that would prefer to keep sports gambling exclusive to brick-and-mortar casinos. Therefore, there may be unexpected additional legal and lobbying fees the company would have to commit to.

In addition, the federal Wire Act currently prohibits sports betting through online communications (i.e. a mobile app). If sports betting were to become legalized, the legalese in this federal law would need to be clarified. If lawmakers still determine online sports gambling to be illegal or limit online sports gambling in any way, it would hurt future revenues and the valuation of the company.

While casinos in Nevada currently advocate for federal legalization of sports gambling, they may decide to push to keep a sports betting monopoly in the future.

Following months of study and deliberation, the AGA's Board of Directors issued a set of recommendations that mark a major shift in the industry's approach to sports betting. Jim Murren, AGA chairman and MGM Resorts International chairman and CEO, said, "As the head of the largest private sector employer in Nevada, I'm confident that the entertainment experience we provide in Las Vegas – which is unmatched anywhere else in the world – can continue to excel even as our country takes a fresh look at our approach to sports betting."

Source:
https://static1.squarespace.com/static/5696d0f14bf118aff8f1d23e/t/593b2c2446c3c411476b
d897/1497050149101/ASBC_FAQ.pdf

However, there's always the possibility they may determine in the future that full legalization of sports betting may hurt their bottom line financially. Any limitation to online sports gambling would hurt future revenues and the valuation of the company.

ELIGIBILITY INFORMATION

General Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.

The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).

The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940

The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility

The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications

The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true,**

then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").

(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or

at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or

bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is

any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure

The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.

I have been in full compliance with the law and have never been arrested for anything in my lifetime.

To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:

I have been in full compliance with the law and have never been arrested for anything in my lifetime.

REPORTING OBLIGATIONS

End of Reporting Requirement

The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:

the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;
the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report
The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at: http://stakehaul.io/
This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

Please upload your business plan *
enclosed

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

enclosed

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

enclosed

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Jeff Lippert

Employer	Principal Business	Responsibilities	Start Date	End Date
Northwestern Mutual	Financial Services	Compensation Research Specialist	2012-12-01	2017-03-01